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                              September 22, 2022

       Yang Hu
       Chief Financial Officer
       Yalla Group Ltd
       #238, Building 16
       Dubai Internet City
       PO Box 50913
       Dubai, United Arab Emirates

                                                        Re: Yalla Group Ltd
                                                            Form 20-F for the
Year Ended December 31, 2021
                                                            Filed on April 25,
2022
                                                            File No. 001-39552

       Dear Mr. Hu:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Year Ended December 31, 2021, filed on April 25, 2022

       Item 5. Operating and Financial Review and Prospects
       Operating Results
       Comparison of Year Ended December 31, 2021 and Year Ended December 31, 2020, page 66

   1. In your discussion, you cite multiple factors as impacting your results of operations but provide no
quantification of the contribution of each factor to the material changes in the
                                                        various line items
discussed. For instance, on page 66, you attributed an increase in revenues, in part, due
to expansion into new geographic markets without identifying such markets and quantifying
the related revenue growth arising therefrom. You also broadly attributed increases in
costs of revenues and general and administrative expenses
                                                        to certain offsetting
factors, respectively, which were not quantified. Please refer to Item
                                                        303(b) of Regulation
S-K and, as applicable in future filings, revise throughout to discuss
 Yang Hu
FirstName
Yalla GroupLastNameYang    Hu
            Ltd
Comapany 22,
September  NameYalla
               2022 Group Ltd
September
Page 2     22, 2022 Page 2
FirstName LastName
         qualitatively and quantitatively such factors effecting material changes in line items, including where material changes within a line item offset one another. In addition, you should remove vague terms such as "primarily" in favor of specific quantifications.
Non-GAAP Measures, page 67

2. Considering that the non-GAAP measure, Non-GAAP net income, is reported net of tax, please disclose your basis for presenting the pre-tax non-GAAP
adjustment (   share-based
         compensation   ) at a zero effective tax rate. Refer to the guidance
under Q&A 102.11 of
         the C&DI on Non-GAAP Financial Measures.
Notes to the Consolidated Financial Statements
2. Summary of Significant Accounting Policies
(w) Segment Reporting , page F-19

3. Please disclose long-lived assets located in your respective country of domicile and located in all foreign countries in total in which you hold assets. If assets in an individual foreign country are material, those assets shall be disclosed separately. Refer to ASC 280-
         10-50-4(b).
11. Income Tax , page F-27

4. Tell us how you considered the guidance in Rule 4-08(h)(1)-(2) of Regulation S-X in your characterization of income before income tax expense as either domestic or foreign and your determination of the applicable statutory federal income tax rate.
14. Revenue Information, page F-31

5. We understand from your disclosure that you do not require real name and real country information from your users upon initial registration; therefore, country information is
         neither available nor verified. ASC 280, however, doesn   t prescribe
a specific method for
         determining the appropriate country for attribution of revenues. Tell us your consideration of alternative methods for attributing revenues to various countries and tell us why you chose to rely only on customer data obtained upon initial registration. In this regard, pursuant to ASC 280-10-50-41(a), please disclose your revenues from external customers attributed to your country of domicile and attributed to all foreign countries in total. If material, disclose separately those revenues from external customers attributed to an individual foreign country. Additionally, disclose your basis for attributing revenues from external customers to individual countries.


       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Yang Hu
Yalla Group Ltd
September 22, 2022
Page 3

       You may contact Joseph Kempf, Senior Staff Accountant, at 202-551-3352 or Kathryn
Jacobson, Senior Staff Accountant, at 202-551-3365 with any questions.



FirstName LastNameYang Hu                               Sincerely,
Comapany NameYalla Group Ltd
                                                        Division of Corporation
Finance
September 22, 2022 Page 3                               Office of Technology
FirstName LastName